February 1, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.   20549

Attention: Andrew Mew, Accounting Branch Chief

Re:	Crown Equity Holdings Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Amendment No. 2 to Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended September 30, 2010, filed December 14, 2010
File No. 000-29935

Dear Mr. Mew:

In response to your letter of January 11, 2011 regarding the above-referenced issuer, Crown Equity Holdings Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

General

1.           We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations.  The company should submit on EDGAR a separate letter from an authorized representative of the company including the Tandy representations.

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

A separate letter was submitted when the Company filed its response along with the response from this office. Concurrently with filing this response, the Company will file a separate letter containing the Tandy representations.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources

2.           We note your revisions and response to comment eight in our letterhead dated November 18, 2010.  Please explain to us why cost of revenues was only $2,805 on revenues of $659,907.  You disclose that cost of revenue was $2,805 due to you providing services and you do not have inventory or product costs.  The fact that you provide services and not products does not explain why your cost of revenues is insignificant.  Further, your description of the nature of services provided by contractors as services which enabled the Company to produce revenues for the year does not provide meaningful insight into what type of services the contractors provided.  For example only, contractors could have provided services such as web design, web maintenance, or solicitation of customers.

RESPONSE:

The Company produces revenues through the services of its employees and contractors including web site services, writing of press releases and news articles, and providing other services to their customers. The employee and consulting costs are accounted for as an expense and not a cost of goods.  Only a direct material cost is accounted for as a Cost of Goods by the Company.

3.           We note your revisions and response to comment nine in our letter dated November 18, 2010; however, we do not note where you have expanded your discussion to address the impact on your liquidity of accepting restricted securities as payment for services rendered.  Please advise us specifically where you have addressed this matter or show us what your revised disclosure will look like.

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

The Company will revise the Liquidity and Capital Resources section as follows:

Since inception, the Company’s most significant change in liquidity or capital resources or stockholders’ equity has been receipts of proceeds from offerings of its capital stock and from a license fee.  The Company’s balance sheet as of December 31, 2009 reflects expanded assets and reduced liabilities from the previous year due to a significant increase in revenue over any previous years. The increase in revenue has had a positive impact on the Company’s liquidity; however, it may not reflect the ability of the Company to fund itself without outside sources in the future.  In addition, the Company has accepted restricted securities as payment for services rendered. The acceptance of restricted securities has had a negative impact on the Company’s liquidity because there can be no assurance that a market will exist to sell the securities.Further, there exist no agreements or understandings with regard to loan agreements by or with the Officers, Directors, principals, affiliates or shareholders of the Company.In the past, officers and directors of the Company have lent or advanced monies to the Company to fund operations, there are no formal agreements or arrangements for them to continue to do so.  As of December 31, 2009, the Company had converted outstanding advances of $71,184 due to Montse Zaman, an officer and director, to a three year unsecured note due on November 19, 2012, with interest accruing at 12% per annum.

Item 8.Financial Statements

Statement of Stockholder’s Equity

4.           We note your revisions and response to comment 24 in our letter dated November 18, 2010 as well as the disclosure added under Note 5 in response to comment 34.  Please explain to us why stock was issued at greater than market value to related parties if your policy is to value stock issued based on the closing price of the stock.

RESPONSE:

The stock was issued to the related parties and valued at the closing price of the stock in accordance with the Company’s policy. The $8,700 should not have been presented on its own line in the statement of stockholders’ equity as “Common stock issued at greater than market value to related parties”. The $8,700 represents a portion of the fair value (calculated using the closing price of the stock) of the stock issued to related parties. This was corrected and changed in the 10-K/A that was filed on 12/14/2010. The $8,700 in the statement of stockholders’ equity was combined in the line item “Issuance of common stock to related parties”.

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

Note 1 – Nature of Business and Summary of Accounting Policies

Revenue recognition

5.           We note your revisions and response to comment 28 in our letter dated November 18, 2010.  You state service revenue is recognized when the service is completed; however, you do not describe the type of the services and how they are provided.  Please disclose the type, the nature and the terms of the revenue earning process with respect to each service.  Refer to FASB ASC 235-10-50 for additional guidance.  Show us what you revised disclosure will look like.

RESPONSE:

The Company will revise the disclosure as follows:

Crown Equity’s revenue is recognized pursuant to ASC 605 “Revenue Recognition.” The Company recognizes its revenue from services as those services are performed. Revenue recognition is limited to the amount that is not contingent upon delivery of any future service or meeting other specified performance conditions.

Services are normally completed as described on the sales invoice issued for the service provided. In most cases, the services are provided on  a one-time completion basis and recognized when the service is completed. If a service is provided over a time period that exceeds 30 days, the revenue is recognized on a monthly basis at the end of the month in which it is completed.The services provided consist of consulting and promotional servicesand are provided over periods ranging from one day to one year.  The fees for these services are based upon agreed pricing with the customer.

Contract revenues include royalties under license. Contract revenue related to technology licenses is fully recognized only after the license period has commenced, the technology has been delivered and no further involvement of Crown Equity is required.

Crown Equity receives payment for its services in both cash and equity instruments issued by the customer. The equity instruments are accounted for in accordance with the provisions of ASC 718 “Compensation – Stock Compensation” and is based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the equity instruments are received or the date on which the contract is issued for the services to be performed related to the payments received by Crown Equity. During the year ended December 31, 2009, the Company received equity securities valued at $216,685 for payment of services to the Company.

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

Amounts received for revenue not earned as of period end are accounted for as deferred revenues.

6.           We note your revisions and response to comment 31 in our letter dated November 18, 2010; however it is not clear why your disclosure for non-cash transaction indicates only $62,000 in securities were received or that there was a change from 2008 of $(106,597) given there were no restricted securitiesas of December 31, 2008.  Please provide us a reconciliation of your restricted securities activity in 2009 showing securities received and gross revenues recognized from non-monetary transactions, securities sold and any other activity such as unrealized gain or loss, etc. to derive the balance of $204,500 as of December 31, 2009.  Further, please provide us a similar reconciliation for the period December 31, 2009 to September 30, 2010 for both restricted securities and marketable securities.  We may have further comment.

RESPONSE:

The $62,000 in the non-cash transactions are not restricted securities and are the portion of securities received for payment of services not yet completed.  Therefore, they are classified as deferred revenue

The following is a reconciliation of the restricted stock account for the year 2009

	Restricted Stock received for Services
Date	Item	Amount
1/1/2009	Beginning Balance	$—
6/9/2009	Restricted stock received for services	55,000.00
8/19/2009	Restricted stock received for services	12,500.00
9/19/2009	Restricted stock received for services	115,000.00
12/31/09	Unrealized Gain on Restricted	22,000.00
12/31/09	Ending Balance	$204,500.00

Revenue recognized in 2009 that was paid with restricted stock	$120,500
Revenue paid in restricted stock that was deferred as of 12/31/2009	$62,000
Total restricted securities received for revenue in 2009	$182,500

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

	Restricted Stock received for Services
Date	Item	Amount
1/1/2010	Beginning Balance	$204,500
1/29/2010	Restricted stock received for services	17,250
6/16/2010	Restricted stock received for services	65,000
7/19/2010	Restricted stock received for services	35,000
9/30/2010	Restricted stock becoming free trading	(77,000)
9/30/2010	Unrealized Losson Restricted	(196,750)
9/30/2010	Ending Balance	$48,000

Total restricted securities received for revenue as of 9/30/2010	$117,250

Marketable Securities

7.           We note your revisions and response to comment 32 in our letter dated November 18, 2010.  Please revise future filings to disclose the method and significant assumptions used to estimate the fair value of your marketable securities when acquired.  Clarify your disclosure to explain the meaning of “acquiring value”.  Refer to FASB ASC 825-10-50-10.  Show us what your revised disclosure will look like.

RESPONSE:

The revised disclosure will read as follows:

In accordance with Accounting Standards Codification 825 an entity is permitted to irrevocably elect fair value on a contract-by-contract basis for new assets or liabilities within the scope of ASC 825 as the initial and subsequent measurement attribute for those financial assets and liabilities and certain other items including property and casualty insurance contracts. Entities electing the fair value option are required to (i) recognize changes in fair value in earnings and (ii) expense any upfront costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which it has elected the fair value option, and similar assets and liabilities measured using another measurement attribute. An entity can accomplish this either by reporting the fair value and non-fair-value carrying amounts as separate line items or by aggregating those amounts and disclosing parenthetically the amount of fair value included in the aggregate amount.

Crown Equity adopted ASC 825 in the third quarter and elected the fair value option for all their marketable securities. Securities classified as long term or are not freely marketable are classified as restricted securities.

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

Management has elected the fair value option as management believes it best reflects the true market value of the securities at the date of valuation.

The Company reports the change in value of the securities as realized or unrealized gains or losses on a quarterly basis.  The gain or loss is calculated as the difference between the acquiring value and the closing market value at the end of the reporting period. As of December 31, 2009 the Company reported realized gains of $9,515 and unrealized gains of $26,387.The acquiring value is determined based upon the closing price of the securities on the date in which they are received by the Company.

Note 5 – Common Stock

8.           We note your revisions and response to comment 34 in our letter dated November 18, 2010.  As indicated in FASB ASC 505-50-50-1, please provide disclosures similar to those required by paragraphs 718-10-50-1 through 50-2 including, but not limited to, the requisite service period(s) and any other conditions including those related to vesting.  Show us what your revised disclosure will look like.

RESPONSE:

The revised disclosure shall read as follows:

The company adopted the provisions of ASC 718 requiring employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award and is recognized as expense over the requisite employee service period. The Company estimates the fair value of share-based payments using the Black-Scholes option-pricing model for common stock options and the closing price of the company’s common stock for common share issuances.During the years ended December 31, 2009 and 2008, there were no common stock options or warrants granted. The common shares issued for services during the years ended December 31, 2009 and 2008were issued upon completion of the requisite service period and were fully vested upon issuance.

Note 8 – Restricted Securities

9.           Please explain to us your relationships with your customers and why FASB ASC 718 applies to your accounting for equity instruments issued to you in exchange for consulting services.

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

The Company is revising the statement to reflect its reliance on FASB ASC 505-50 for the account of equity instruments received from customers for payments for services.

Item 10.  Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

10.           We note your response to comment 13 in our letter dated November 18, 2010 and the related revisions in your filing.  It does not appear that you have made the stated revisions to discuss each director’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Please see Item 401(e)(1) of Regulation S-K.

RESPONSE:

In the amended Form 10-K being filed concurrently with this response, the Company has revised its disclosure of each director’s experience to include a discussion of that director’s specific experience, qualifications, attributes or skills that led the Company to conclude that each director should serve in that position with the Company.

Item 11.  Executive Compensation

11.           We note your response to comment 15 in our letter dated November 18, 2010 and the related revisions in your filing.  Please provide the cash and equity compensation information for each of your executive officers in the tabular format specified in Items 402(n) and 402(p) of Regulation S-K.  For Mr. Onoue, please provide his director compensation information in the tabular format specified in Item 402(r) of Regulation S-K.  Please also specify the aggregate grant date fair value of all restricted stock awards computed in accordance with FASB ASC Topic 718.  Please see Items 402(n)(2)(v) and 402(r)(2)(iii) of Regulation S-K.

RESPONSE:

In the amended Form 10-K being filed concurrently with this response, the Company has revised its disclosure to include executive and director compensation in a tabular format.

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

Item 13. Certain Relationships and Related Transactions

12.           We note your response to comment 20 in our letter dated November 18, 2010 that the disclosure required by Item 407(a) of Regulation S-K has been provided.  Please tell us where this disclosure is located or revise.

RESPONSE:

The Company has added a paragraph in this section to disclose the independence of certain of its directors in compliance with Item 407(a) of Regulation S-K.

Item 13.  Exhibits and Reports on Form 8-K

13.           We note your response to comment 21 in our letter dated November 18, 2010 and the related revisions in your filing.  Please revise your exhibit list to incorporate by reference those exhibits required by Item 601(b)(3) of Regulation S-K.

RESPONSE:

Comment complied with in the revised exhibit list in the amended Form 10-K.

14.           We note your response to comment 22 in our letter dated November 18, 2010 and the related revisions in your filing.  Please file Exhibit 10.6 or add a footnote indicating where this contract has been previously filed.

RESPONSE:

Comment complied with in amended Form 10-K.

Signatures

15.           Please revise to provide the correct date on which this Form 10-K was signed.

RESPONSE:

Comment complied with in amended Form 10-K.

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

Exhibit 31.1

16.           Please revise your certifications for both Messrs. Bosket and Holden to include the correct date on which they were signed and indicate in paragraph 1 that the statement refers to the amendment to Form 10-K.  This comment also applies to Exhibits 31.1 filed with your amended Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

RESPONSE:

Comment complied with in the amended Forms 10-K and 10-Q’s being filed.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Concurrently with filing this response and the amended filings, the Company is also filing a letter signed by its authorized representative making the above-referenced representations.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110|Valencia, California91355
661.414.7125 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com